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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 0-1590
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                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended:   September 30, 1996
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[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant                The Westwood Group, Inc.
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Former name, if applicable
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Address of principal executive office (Street and number)

           190 V.F.W. Parkway
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City, State and Zip Code

           Revere, Massachusetts  02151
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                         PART II. RULE 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box):

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [ ] (b) The subject annual report, semi-annual report, transition report on Form 10K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transaction report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                               PART III. NARRATIVE

      The Company has been involved with the license renewal process for its Foxboro Park. The time commitment devoted to producing the financial documents and disclosure required under the license renewal proceedings has caused delays in preparing the necessary information to complete its September 30, 1996 Form 10-Q.

      Due to the above circumstances, the Registrant's Form 10-Q for the quarter ended September 30, 1996, cannot be completed and filed by its due date without an unreasonable effort. The completed Form 10-Q will be filed on or before November 19, 1996, 5 calendar days following the prescribed due date.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Richard G. Egan, Jr.    V.P. of Finance, Treasurer, Secretary and Chief
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    (Name)              Financial Officer
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                             (Title)

          (617)           284-2600
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      (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes  [ ] No



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                      PART IV. OTHER INFORMATION CONTINUED

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes  [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            The Westwood Group, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        November 14, 1996             By /s/ Richard G. Egan, Jr.
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                                             V.P. of Finance,
                                             Treasurer,
                                             Secretary and
                                             Chief Financial Officer